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                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

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                                    FORM 8-A/A

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

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                                GREY WOLF, INC.
             (Exact name of registrant as specified in its charter)



            TEXAS                                       74-2144774
       (State or other                                (I.R.S. Employer
       jurisdiction of                                Identification No.)
       incorporation)


                      10370 RICHMOND AVENUE, SUITE 600
                         HOUSTON, TEXAS  77042-4136
                  (Address of principal executive offices)


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
If this form relates to the registration of a class         If this form relates to the registration of a class
of securities pursuant to Section 12(b) of the              of securities pursuant to Section 12(g) of the
Exchange Act and is effective pursuant to General           Exchange Act and is effective pursuant to General
Instruction A.(c), check the following box. [X]             Instruction A.(d), check the following box. [ ]


      Securities to be registered pursuant to Section 12(b) of the Act:

    Title of each class                      Name of each exchange on which
    to be so registered                      each class is to be registered
    -------------------                      ------------------------------

  Rights to Purchase Junior                      American Stock Exchange
Participating Preferred Stock,
  $1.00 Per Value Per Share





         Securities Act registration statement file number to which this form relates: ___________ (if applicable)

       Securities to be registered pursuant to Section 12(g) of the Act:

                                 Title of Class
                                 --------------

                                      None

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Item 1. Description of Registrant's Securities to be Registered.

         On September 18, 1998, the Board of Directors of Grey Wolf, Inc. (the "Company") declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock, par value $0.10 per share (the "Common Shares"), of the Company. The dividend is payable on October 9, 1998 (the "Record Date") to the shareholders of record on that date. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series B Junior Participating Preferred Stock, $1.00 par value per share (the "Preferred Shares"), of the Company at a price of $11.00 per one one-thousandth of a Preferred Share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement dated as of September 21, 1998, as the same may be amended from time to time (the "Rights Agreement"), between the Company and American Stock Transfer & Trust Company, as Rights Agent (the "Rights Agent").

         Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") have acquired beneficial ownership of 15% or more of the outstanding Common Shares, or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding Common Shares (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificate.

         The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date upon transfer or new issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

         The Rights are not exercisable until the Distribution Date. The Rights will expire on September 18, 2008 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case, as described below.

         The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then-current market price of the Preferred Shares or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above).





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         The number of outstanding Rights and the number of one one-thousandths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.

         Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a preferential quarterly dividend payment equal to the greater of (i) $1 per share, and (ii) 1,000 times the dividend declared per Common Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to a preferential liquidation payment equal to the greater of (i) $100 per share, and (ii) 1,000 times the payment made per Common Share. Each Preferred Share will have 1,000 votes, voting together with the Common Shares. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 1,000 times the amount received per Common Share. These rights are protected by customary antidilution provisions.

         Because of the nature of the Preferred Shares, dividend and liquidation rights, the value of the one one- thousandth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one Common Share.

         In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, unless the event causing the 15% threshold to be crossed is an acquisition of Common Shares pursuant to a tender offer or an exchange offer for all outstanding Common Shares at a price and on terms determined by at least a majority of the directors to be in the best interests of the Company and its shareholders (a "Qualifying Offer"), the Rights Agreement provides that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of Common Shares having a market value of two times the exercise price of the Right. At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group, which will have become void), in whole or in part, at an exchange ratio of one Common Share, or one one-thousandth of a Preferred Share (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

         The Rights Agreement provides that none of the Company's directors, officers or financial advisers shall be deemed to beneficially own any Common Shares owned by any other director, officer or financial adviser by virtue of such persons acting in their capacities as such, including in connection with the formulation and publication of the Board of Directors recommendation of its position, and actions taken in furtherance thereof, with respect to an acquisition proposal relating to the Company or a tender or exchange offer for the Common Shares.

         In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold after any person or group becomes an Acquiring Person, except when such Acquiring Person became an Acquiring Person pursuant to a Qualifying Offer, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right.





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         With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Shares will be issued (other than fractions which are integral multiples of one one-thousandth of a Preferred Share, which may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

         At any time prior to ten days after the first public announcement that any person or group of affiliated or associated persons becomes an Acquiring Person, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.001 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time on such basis with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

         The Rights Agreement provides that neither Somerset Drilling Associates L.L.C. nor Siem Industries, Inc. shall be deemed to be an Acquiring Person unless they, together with their respective affiliates, acquire 20% or more of the outstanding Common Shares.

         The terms of the Rights Agreement may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, including, prior to the time any person or group becomes an Acquiring Person, an amendment to (a) specifically exempt any person or group of affiliated or associated persons from being or being deemed to be an "Acquiring Person," subject to such terms and conditions as the Company deem appropriate, (b) extend the Final Expiration Date, or (c) increase the Purchase Price. From and after such time as any person or group of affiliated or associated persons becomes an Acquiring Person, no such amendment may adversely affect the interests of the holders of the Rights (other than the Acquiring Person and its affiliates and associates).

         Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

         The Rights will not prevent a takeover of the Company. However, the Rights may cause substantial dilution to a person or group that acquires 15% or more of the Common Shares unless the Rights are first redeemed by the Board of Directors. Nevertheless, the Rights should not interfere with any merger or other business combination approved by the Board of Directors since the Rights may be redeemed by the Company as described above.

         THIS SUMMARY DESCRIPTION OF THE RIGHTS DOES NOT PURPORT TO BE COMPLETE AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE RIGHTS AGREEMENT, FORM OF CERTIFICATE OF DESIGNATION OF JUNIOR PARTICIPATING PREFERRED STOCK, FORM OF RIGHT CERTIFICATE AND THE FORM OF THE SUMMARY OF RIGHTS, ALL FILED AS EXHIBITS HERETO AND INCORPORATED BY REFERENCE HEREIN.





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Item 2.  Exhibits.

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         1.      Rights Agreement dated as of September 21, 1998 by and between the Company and American Stock
                 Transfer & Trust Company as Rights Agent, including Certificate of Designation of Junior Participating
                 Preferred Stock as Exhibit A, the form of Right Certificate as Exhibit B and the Summary of Rights to
                 Purchase Preferred Shares as Exhibit C.

         2.      Form of Certificate of Designation of Junior Participating Preferred Stock (Exhibit A to the Rights
                 Agreement)

         3.      Form of Right Certificate (Exhibit B to the Rights Agreement).

         4.      Form of Summary of Rights to Purchase Preferred Shares (Exhibit C to the Rights Agreement).
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                                   SIGNATURE

    Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                      GREY WOLF, INC.



Date: October 8, 1998                  By: /s/ DAVID W. WEHLMANN
                                           ------------------------------------
                                           David W. Wehlmann, Senior
                                           Vice President, Chief Financial
                                           Officer and Secretary





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                                 EXHIBIT INDEX



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
         1. Rights Agreement dated as of September 21, 1998 by and between the Company and American Stock Transfer & Trust Company as Rights Agent, including Certificate of Designation of Junior Participating Preferred Stock as Exhibit A, the form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as Exhibit C.

         2.      Form of Certificate of Designation of Junior Participating Preferred Stock (Exhibit A to the Rights
                 Agreement)

         3.      Form of Right Certificate (Exhibit B to the Rights Agreement).

         4.      Form of Summary of Rights to Purchase Preferred Shares (Exhibit C to the Rights Agreement).
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